                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                      FORM 11-K



(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1997

                                          OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from ____ to ____

                            Commission File Number  1-8519


                              --------------------------


                                 CINCINNATI BELL INC.
                               RETIREMENT SAVINGS PLAN

                              --------------------------


                                 CINCINNATI BELL INC.
                                201 East Fourth Street
                               Cincinnati, Ohio  45202

Report of Independent Accountants

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 1997 and
      1996

     Statement of Changes in Net Assets Available for Benefits for the Year
      Ended December 31, 1997

     Notes to Financial Statements

Schedules:

     Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1997

     Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1997

     Other schedules are omitted because the information required is contained in the financial statements.

Report of Independent Accountants

To the Employees' Benefit Committee of
   Cincinnati Bell Inc.

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Retirement Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Schedule of Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
May 22,1998

                     CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               AS OF DECEMBER 31, 1997


                                                                               Thousands of Dollars
                                           ----------------------------------                        ----------------------------

                                                                                             Equity       Equity        Capital
                                            Cincinnati Bell       Spectrum      Balanced     Income       Index      Appreciation
               ASSETS                      Stable Value Fund    Income Fund       Fund        Fund        Fund           Fund
                                           -----------------    -----------     --------     -------     -------     ------------
Investments - stated at fair value
 (cost of $76,763):

   Temporary cash investments                              -              -            -           -           -                -

   Cincinnati Bell Inc. shares                             -              -

   Mutual funds                            $          10,270    $     4,108     $  2,486     $18,967     $ 5,832     $      3,835

   Contracts with insurance companies                    272              -            -           -           -                -

   Loans to participants                                   -              -            -           -           -                -

   Interest and dividends receivable                       -              -            -           -           -                -
                                           -----------------    -----------     --------     -------     -------     ------------

         Total Investments                            10,542          4,108        2,486      18,967       5,832            3,835
                                           -----------------    -----------     --------     -------     -------     ------------
                                           -----------------    -----------     --------     -------     -------     ------------

               LIABILITIES

Administrative fees payable and other                      3              -            -           -           -                -
                                           -----------------    -----------     --------     -------     -------     ------------

Net Assets Available for Benefits          $          10,539    $     4,108     $  2,486     $18,967     $ 5,832     $      3,835
                                           -----------------    -----------     --------     -------     -------     ------------
                                           -----------------    -----------     --------     -------     -------     ------------


                                               International    New America     Cincinnati Bell Inc.      Loan
               ASSETS                            Stock Fund     Growth Fund         Shares Fund           Fund          Total
                                               -------------    -----------     --------------------    --------     ------------
Investments - stated at fair value
 (cost of $76,763):

   Temporary cash investments                              -              -     $              5,303           -     $      5,303

   Cincinnati Bell Inc. shares                                                                94,605           -           94,605

   Mutual funds                                       $4,809  $       8,416                        -           -           58,723

   Contracts with insurance companies                      -              -                        -           -              272

   Loans to participants                                   -              -                        -    $  2,043            2,043

   Interest and dividends receivable                       -              -                       22           -               22
                                               -------------    -----------     --------------------    --------     ------------

         Total Investments                             4,809          8,416                   99,930       2,043          160,968
                                               -------------    -----------     --------------------    --------     ------------
                                               -------------    -----------     --------------------    --------     ------------

               LIABILITIES

Administrative fees payable and other                      -              -                      149                          152
                                               -------------    -----------     --------------------    --------     ------------

Net Assets Available for Benefits              $       4,809    $     8,416     $             99,781    $  2,043     $    160,816
                                               -------------    -----------     --------------------    --------     ------------
                                               -------------    -----------     --------------------    --------     ------------


-----------------------------------------

See Notes to Financial Statements

                     CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               AS OF DECEMBER 31, 1996


                                                                               Thousands of Dollars
                                           ----------------------------------                        ----------------------------

                                                                                             Equity      Equity        Capital
                                             Cincinnati Bell      Spectrum      Balanced     Income      Index       Appreciation
               ASSETS                      Stable Value Fund    Income Fund       Fund        Fund        Fund           Fund
                                           -----------------    -----------     --------    --------    --------     ------------
Investments - stated at fair value
 (cost of $68,226):

   Temporary cash investments                              -              -            -           -           -                -

   Cincinnati Bell Inc. shares                             -              -

   Mutual funds                            $           8,911    $     3,801     $  1,803    $ 14,263    $  2,793     $      3,144

   Contracts with insurance companies                  2,529              -            -           -           -                -

   Loans to participants                                   -              -            -           -           -                -

   Interest and dividends receivable                       -              -            -           -           -                -

   Other receivables                                      99              -            -           -           -                -
                                           -----------------    -----------     --------    --------    --------     ------------

         Total Investments                            11,539          3,801        1,803      14,263       2,793            3,144
                                           -----------------    -----------     --------    --------    --------     ------------
                                           -----------------    -----------     --------    --------    --------     ------------

               LIABILITIES

Administrative fees payable and other                      2              -            -           -           -                -
                                           -----------------    -----------     --------    --------    --------     ------------

Net Assets Available for Benefits          $          11,537    $     3,801     $  1,803    $ 14,263    $  2,793     $      3,144
                                           -----------------    -----------     --------    --------    --------     ------------
                                           -----------------    -----------     --------    --------    --------     ------------


                                               International    New America     Cincinnati Bell Inc.      Loan
               ASSETS                            Stock Fund     Growth Fund         Shares Fund           Fund          Total
                                               -------------    -----------     --------------------    --------     ------------
Investments - stated at fair value
 (cost of $68,226):

   Temporary cash investments                              -              -     $              5,118           -     $      5,118

   Cincinnati Bell Inc. shares                                                                97,437           -           97,437

   Mutual funds                                $       4,370    $     6,071                        -           -           45,156

   Contracts with insurance companies                      -              -                        -           -            2,529

   Loans to participants                                   -              -                        -      $1,798            1,798

   Interest and dividends receivable                       -              -                       17           -               17

   Other receivables                                       -              -                        -           -               99
                                               -------------    -----------     --------------------    --------     ------------

         Total Investments                             4,370          6,071                  102,572       1,798          152,154
                                               -------------    -----------     --------------------    --------     ------------
                                               -------------    -----------     --------------------    --------     ------------

               LIABILITIES

Administrative fees payable and other                      -              -                      327           -              329
                                               -------------    -----------     --------------------    --------     ------------

Net Assets Available for Benefits              $       4,370    $     6,071     $            102,245    $  1,798     $    151,825
                                               -------------    -----------     --------------------    --------     ------------
                                               -------------    -----------     --------------------    --------     ------------


-----------------------------------------

See Notes to Financial Statements

                     CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                               Thousands of Dollars
                                           ----------------------------------                        ----------------------------
                                                                                             Equity      Equity        Capital
                                             Cincinnati Bell      Spectrum      Balanced     Income      Index       Appreciation
                                           Stable Value Fund    Income Fund       Fund        Fund        Fund           Fund
                                           -----------------    -----------     --------    --------    --------     ------------

Net Assets Available for Benefits          $          11,537    $     3,801     $  1,803    $ 14,263    $  2,793     $      3,144
   as of December 31, 1996                 -----------------    -----------     --------    --------    --------     ------------


Employee allotments                                      319            258          229         930         480              369

Participating company contributions                        -              -            -           -           -                -

Transfers from other Cincinnati Bell
   Inc. plans                                             35             (9)          (2)        (96)         43             (101)

Transfer of participants' balances -- net               (863)           (96)         160       1,159       1,396              114
                                           -----------------    -----------     --------    --------    --------     ------------

   Total allotments, contributions and
     transfers                                          (509)           153          387       1,993       1,919              382

Investment income:

   Dividends on Cincinnati Bell Inc.
     shares                                                -              -            -           -           -                -

   Other dividends                                         -            294           92       1,864         115              470

   Interest                                              683              -            -           -           -                -

Net appreciation/(depreciation) of
   investments                                             -            153          289       2,273       1,059               48
                                           -----------------    -----------     --------    --------    --------     ------------

               Total additions                           174            600          768       6,130       3,093              900

Less: Distributions to participants                    1,172            293           85       1,426          54              209
         Administrative and other expenses
                    paid by the Plan                       -              -            -           -           -                -
                                           -----------------    -----------     --------    --------    --------     ------------

               Total deductions                        1,172            293           85       1,426          54              209

Net Assets Available for Benefits          $          10,539    $     4,108     $  2,486    $ 18,967    $  5,832     $      3,835
   as of December 31, 1997                 -----------------    -----------     --------    --------    --------     ------------
                                           -----------------    -----------     --------    --------    --------     ------------


                                               International    New America     Cincinnati Bell Inc.      Loan
                                                 Stock Fund     Growth Fund         Shares Fund           Fund          Total
                                               -------------    -----------     --------------------    --------     ------------

Net Assets Available for Benefits              $       4,370    $     6,071     $            102,245    $  1,798     $    151,825
   as of December 31, 1996                     -------------    -----------     --------------------    --------     ------------

Employee allotments                                      544            753                      907           -            4,789

Participating company contributions                        -              -                    1,918           -            1,918

Transfers from other Cincinnati Bell
   Inc. plans                                              1             94                      344         106              415

Transfer of participants' balances -- net               (104)           448                   (2,214)          -                -
                                               -------------    -----------     --------------------    --------     ------------

   Total allotments, contributions and
     transfers                                           441          1,295                      955         106            7,122

Investment income:

   Dividends on Cincinnati Bell Inc.
     shares                                                -              -                    1,283           -            1,283

   Other dividends                                       253            398                        -           -            3,486

   Interest                                                -              -                      279         168            1,130

Net appreciation/(depreciation) of
   investments                                          (119)           997                    1,301           -            6,001
                                               -------------    -----------     --------------------    --------     ------------

               Total additions                           575          2,690                    3,818         274           19,022

Less: Distributions to participants                      136            345                    6,231          29            9,980
         Administrative and other expenses
                    paid by the Plan                       -              -                       51           -               51
                                               -------------    -----------     --------------------    --------     ------------

               Total deductions                          136            345                    6,282          29           10,031

Net Assets Available for Benefits              $       4,809    $     8,416     $             99,781    $  2,043     $    160,816
   as of December 31, 1997                     -------------    -----------     --------------------    --------     ------------
                                               -------------    -----------     --------------------    --------     ------------


-----------------------------------------

See Notes to Financial Statements

                            NOTES TO FINANCIAL STATEMENTS

(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:
   a. General: The Cincinnati Bell Inc. Retirement Savings Plan (the "Plan") is available to all eligible salaried employees at Cincinnati Bell Inc. (CBI, the Company) and Cincinnati Bell Telephone (CBT), and all eligible salaried and hourly employees of Cincinnati Bell Long Distance Inc. (CBLD), Cincinnati Bell Supply Co. (CBS), and Cincinnati Bell Telecommunications Services Inc.
         (CBTS) and Cincinnati Bell Wireless Co. (CBWC). The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA). The contributions and earnings are taxable to participants, subject to certain exemptions, upon withdrawal from the Plan. The defined contribution plan is administered by a committee ( the "Plan Committee") appointed in accordance with the provisions of the Plan. The trustee of the Plan is T.Rowe Price. Participants should refer to the Plan document for a complete description of the Plan.

   b. Employee Contributions: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before-tax dollars. Participants' before-tax contributions could not exceed $9,500 for calendar years 1997 and 1996. Participants may also contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own funds shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

   c. Employer Contributions: The Company is required to make monthly matching contributions of the lesser of 66 2/3% of the contributions of the participants or 4% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell
         Inc. Shares Fund. If a participant has less than five years of vesting service the Company's contributions are subject to forfeiture, per terms of vesting scale. If a participant has at least five years of vesting service, he/she is fully vested in the Company's matching contributions to their account. In addition, a participant becomes fully vested at age 65 or at the participant's death.

   d. Distributions to Participants: Distributions are made to participants, or their beneficiary, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

   e. Participant Loans: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The Plan Committee (the Committee) determines the interest rate charged. The loan rates are stated at the prime rate + 1% as of 1st day of the quarter at the time the loan is taken. During 1997 and 1996, rates varied between 9.25% and 9.50%. The minimum term of the loan is 6 months and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

   f. Temporary Cash Investments: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

   g. Investments: There are nine investment funds available to plan participants. These include: Cincinnati Bell Stable Value Fund, Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and the Cincinnati Bell Inc. Shares Fund. All of the above funds are administered, trusteed and invested by T. Rowe Price or a related subsidiary.

         All funds except for the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in shares. These shares represent the Net Asset Value of shares in T. Rowe Price mutual funds. The Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in units. These units represent a proportionate interest in two investment funds in which both the Cincinnati Bell Inc. Retirement Savings Plan and Cincinnati Bell Inc. Savings and Security Plan participate.

         The unit values for both the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992. The Cincinnati Bell Stable Value Fund will maintain a unit value of 1.000 at all times and any income, gains or losses, contributions or withdrawals would result in more or less units being credited to an account. The Cincinnati Bell Inc. Shares Fund unit value will fluctuate with the performance of the underlying investments which consists primarily of Cincinnati Bell Inc. shares and a small amount of temporary investments

         The values of investments on December 31, 1997 and 1996 are determined as follows: Cincinnati Bell shares in the Cincinnati Bell Inc. Shares Fund on the basis of the last published sales prices on December 31, 1997 and 1996 on the New York Stock Exchange; shares in the following
         T. Rowe Price mutual funds: Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund and the New America Growth Fund on the basis of the last published net asset value on December 31, 1997 and 1996; contracts with insurance companies in the Cincinnati Bell Stable Value Fund at principal plus accrued earnings on December 31, 1997 and 1996; loans to participants in the Loan Fund at the principal owed by the participants on December 31, 1997 and 1996

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

   h.    Administrative Expenses: Administrative expenses are paid by the Plan.

   i. Forfeiture of Rights: Units in the Cincinnati Bell Inc. Shares Fund forfeited by employees under the Plan are valued as of the end of the same day as the event causing the forfeiture and are applied as credits reducing subsequent matching Participating Company contributions.

   j. Use of Estimates: The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) TERMINATION: While CBI has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participants' accounts would become 100% vested and subject to distribution under the provisions of the Plan.

(3) The interest of an employee in each type of investment of the Plan on December 31, 1997 and December 31, 1996 is represented by units or shares. The number and value of units or shares were:



                                                     DECEMBER 31, 1997                    DECEMBER 31, 1996
                                             ---------------------------------    ----------------------------------

                                                  Number of          Value per         Number of          Value per
                                                 units/shares       unit/share        units/shares        unit/share
   Cincinnati Bell Stable Value Fund         10,539,115   units       $1.0000     11,536,583   units        $1.0000
   Spectrum Income Fund                         352,288   shares     $11.6600        339,359   shares      $11.2000
   Balanced Fund                                150,271   shares     $16.5400        124,486   shares      $14.4800
   Equity Income Fund                           727,538   shares     $26.0700        632,797   shares      $22.5400
   Equity Index Fund                            221,073   shares     $26.3800        137,331   shares      $20.3400
   Capital Appreciation Fund                    260,712   shares     $14.7100        217,263   shares      $14.4700
   International Stock Fund                     358,348   shares     $13.4200        316,640   shares      $13.8000
   New America Growth Fund                      190,453   shares     $44.1900        158,210   shares      $38.3700
   Cincinnati Bell Inc. Shares Fund          25,625,539   units       $3.8938     26,818,455   units        $3.8100



   As of December 31, 1997 the number of participants with balances by investment fund was:

     Cincinnati Bell Stable Value Fund              359
     Spectrum Income Fund                           266
     Balanced Fund                                  206
     Equity Income Fund                             586
     Equity Index Fund                              346
     Capital Appreciation Fund                      286
     International Stock Fund                       401
     New America Growth Fund                        491
     Cincinnati Bell Inc. Shares Fund              1025

(4)  TAX STATUS:
     The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code.

(5)  PLAN AMENDMENTS:
     The following plan amendments became effective January 1, 1997:
     - Amend the definition of "Covered Employee" to generally include salaried employees and exclude hourly employees temporarily promoted to salaried employee positions, consistent with the definitions used in Cincinnati Bell Pension Plan (CBPP).
     - Amend the rules relating to required distributions of pre-tax allotments, post-tax allotments and Company-matching contributions to provide that any required distribution will be made by reducing the highest dollar amount of excess contribution rather than the highest percentage of excess contributions.
     - Adopt the simplified definition of highly compensated employee, generally, an employee earning $80,000 or more.
     -   Recognize credit for military service.
     - Mandatory distributions not required for employees who remain employed after age 70 1/2.
     - A participant's loan will not be automatically defaulted because of a reduction or suspension of pay, provided that adequate provisions for manual repayments are made.
     -   Effective 11/2/97, add employees of Cincinnati Bell Wireless Co.
         (CBWC) as "Covered Employees" and CBWC as a "Participating Co.".

                     CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
              ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AS OF DECEMBER 31, 1997


                                                                                 Thousands of Dollars
                                                                    -----------                        ------------


                                                                    Number of
                                                                    Shares or
                                                                    Principal
Name of Issuer and Title of Issue                                   Amount                      Cost        Value
---------------------------------                                   ---------                 ---------   ---------
CINCINNATI BELL INC. SHARES FUND

      Temporary cash investments                                    $   5,303                 $   5,303   $   5,303
      Cincinnati Bell Inc. shares *#                                3,051,774 shs.               21,703      94,605
      Interest receivable                                           $      22                        22          22
                                                                                              ---------   ---------

Total Cincinnati Bell Inc. Shares Fund                                                           27,028      99,930

T. ROWE PRICE SPECTRUM INCOME FUND                                    352,388 shs.               $3,873      $4,108

T. ROWE PRICE BALANCED FUND                                           150,271 shs.                1,983       2,486

T. ROWE PRICE EQUITY INCOME FUND *                                    727,538 shs.               14,146      18,967

T. ROWE PRICE EQUITY INDEX FUND                                       221,073 shs.                4,287       5,832

T. ROWE PRICE CAPITAL APPRECIATION FUND                               260,712 shs.                3,648       3,835

T. ROWE PRICE INTERNATIONAL STOCK FUND                                358,348 shs.                4,514       4,809

T. ROWE PRICE NEW AMERICA GROWTH FUND *                               190,453 shs.                6,742       8,416

CINCINNATI BELL STABLE VALUE FUND

      T. Rowe Price Stable Value Common Trust Fund *                   10,270                    10,270      10,270
      Contracts with Metropolitan Life Insurance Company +                171 units                 171         171
      Contracts with Prudential Insurance Company of America +            101 units                 101         101
                                                                                              ---------   ---------

               Total Cincinnati Bell Stable Value Fund                                           10,542      10,542

LOAN FUND

      Loans to Participants                                         $   2,043                         0       2,043
                                                                                              ---------   ---------

               GRAND TOTAL                                                                    $  76,763   $ 160,968
                                                                                              ---------   ---------
                                                                                              ---------   ---------


-------------------------

  * Investment represents 5% or more of the Net Assets Available for Benefits.

  + The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1997, the composite effective annual interest rate earned under these contracts for the plan years 1997 and 1996 was approximately 6.85% and 6.48%, respectively. The interest rate at December 31, 1997 and 1996 was 6.85% and 6.48%, respectively. The rate at which interest will be credited in future years may be either higher or lower.

  #    Party-in-interest to the Plan.

                     CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                    ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                                      Current
                                                                                                      Value on
        Identity of                                     Purchase        Selling         Cost of       Date of        Net Gain
      Party Involved          Description of Asset       Price           Price            Asset     Transactions     or (Loss)
---------------------------   --------------------   -------------  --------------    -----------   -------------   -----------
Cincinnati Bell Shares Fund   Company Stock          $ 4,949,901       -              $ 4,949,901   $  4,949,901
Cincinnati Bell Shares Fund   Company Stock          $ 4,618,251    $ 10,078,026      $ 4,618,251   $ 10,078,026    $ 5,459,775



                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                   CINCINNATI BELL INC. RETIREMENT
                                        SAVINGS PLAN



                                   By  /s/ Pamela B. Wolfe
                                     ----------------------------
                                           Pamela B. Wolfe
                                           Secretary
                                           Employees' Benefit Committee




June 16, 1998